Exhibit 21.01

SCHEDULE OF SUBSIDIARIES

Name	State of Organization

CannaSys, Inc.	Colorado

Dynamic Gift Cards, LLC	Colorado

Ceres Markets, LLC	Colorado

Mile High Consulting and Branding, Inc. (51% ownership interest)*	Nevada
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*	This entity has been formed and the shareholders are negotiating a shareholders agreement, which has not yet been finalized or executed.